DEXIA

Group

02 NOV 14 AM 9:05

The Secretary-General

02060462

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
405 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

October 30th, 2002

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

Please find enclosed the English version of the press releases issued by Dexia today.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Yours faithfully

p.o.

E. du Roy de Blicquy
Secretary General

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

12/11

Dexia S.A.
Square de Meeûs 1 - B-1000 Brussels - Tel.: + 32 2 213 57 00 - Fax: + 32 2 213 57 20

PRESS RELEASE

Press Contact - Bd. Pacheco 44 (GI 9/35) B-1000 Brussels - Tel.: 02 222 49 95 - Fax: 02 222 90 90 - pressdexia@dexia.be

EMBARGO 5.40 PM
30/10/2002 2 PAGES

«MEDIA»
«NOM»

Measures undertaken at Dexia Bank Nederland. Financial impacts and guidance on the 3rd quarter and full year 2002 results.

As a result of the continued disappointing market developments and the negative publicity around equity leasing products in the Netherlands, the Executive Boards of the Dexia Group and of Dexia Bank Nederland (DBnl) have concluded that far-reaching measures are necessary in order to have the group pursue its activities in this country, whilst adapting them to the new environment.
These measures consist of splitting DBnl activities into two parts and reorganizing the retail unit, streamlining the organization and drastically reducing costs.

Splitting DBnl activities in two parts: one focussed on retail, and one focussed on asset management, equity brokerage and corporate finance.

DBnl is active in specialized financial services in two areas: retail and asset management, equity brokerage and corporate finance. In the current market climate, each of these areas faces significant but different challenges. In addition, negative publicity surrounding retail equity leasing products could seriously harm the asset management, equity brokerage and corporate finance activities. These two factors now have a negative impact which outweighs the benefits of having the two businesses merged into one single company. For this reason Dexia has decided to split DBnl into two units, organized as separate legal entities. One unit will focus its activities on retail customers and products and will continue as Dexia Bank Nederland. The other unit will focus its activities on asset management, securities and corporate finance and will re-adopt the name Kempen & Co. The Dexia group will guarantee that the way the reorganization is conducted will safeguard the interests of all stakeholders of the current Dexia Bank Nederland and each of the two new entities, which will both operate as banks. An application for an additional banking license will be introduced at the Dutch Central Bank.

Management

As announced last month, Mr. J. Krant, chairman of DBnl, will leave the organization as of December 1st 2002. From that date, the Executive Board of DBnl will be chaired by Mr. Dirk Bruneel, member of the Executive Committee of Dexia Group. Dirk Bruneel will steer the reorganization announced in this press release. The proposal for his appointment has been introduced at the Dutch Central Bank.

Equity leasing Products / Marketing

The Dexia group is deeply concerned about the clients of Legio and Labouchere who have been suffering from the sharp decline of the Amsterdam Stock exchange. In order to preserve as much as possible the quality of the commercial relationship with its clients, Dexia Bank Nederland is currently investigating the possibility of offering them the option to enter into individual modifications to their existing contracts leading to an appropriate solution. Discussions are ongoing, to this effect, with "Stichting Leaseverlies", an association of defense of clients who have acquired the product.

In their current version, the equity leasing products will no longer be distributed.

The scope of the products distributed by the retail unit will be significantly modified, to take into account the new fiscal regime, the depressed stock market and negative publicity surrounding equity-leasing products. Only equity-leasing products with long duration, a broad equity base, and loan redemption payments will be sold. In addition, Dexia Bank Nederland will focus on introducing new retail financial products in the Dutch market, such as "Safe Invest", "VIP Invest", and other structured products, which are already available within the group. Distribution will be primarily through the indirect channels.

Streamlining the organization by transferring the custodian activities within the group and drastically reducing the cost base.

Dexia Securities Services (the former CDC/Labouchere), which operates in the custody business, will be transferred to Dexia BIL and become part of Dexia Fund Services. 35 full time employees are involved in this transfer.
As a consequence of the refocusing plan, both in retail and other businesses, together the two new units will be much smaller than the current DBnl. On top of the transfers to other parts of the group, there will be a personnel reduction of another 110 – 170 full time employees. This reduction should be implemented early next year.
The intended plan of the reorganization and of the cost reductions has been submitted to the workers council.

Financial Impacts

The change of commercial horizon and the planned reorganization have led the group to re-examine the value of its assets in the Netherlands, and to consider their impairment. Such impairment would however have no consequences on the consolidated shareholders' equity and results, as the goodwill on Bank Labouchere and Kempen & Co was written off at the time of the acquisition of these two companies. The impairment would only impact the equity accounts and taxable income of the shareholding entities.
Dexia also considers setting aside a provision corresponding to the estimation of all future costs linked to the modifications of the share leasing contracts, to their servicing costs, to remaining litigations, and to the various restructuring costs. The amount of such provision is viewed as adequate in consideration of all such risks and costs.
The above measures will be submitted for approval to the board of directors of Dexia, and is subject to approval by all competent authorities. Details of the planned measures will be presented at the same time as the 3rd quarter results, on December 5th 2002.

Guidance on 3rd quarter and full year 2002 profits

The deterioration of capital markets, besides its incidence on the operations in the Netherlands, has also had an impact on the results and on the valuation of the trading, investment and participation portfolios held and managed by the various entities of the group. The 3rd quarter net income, estimated during the preliminary stages of the consolidated accounts closure works, will thus stand materially below that of the previous quarter.
Considering all these facts, and given the persistence of bad capital markets, the net income estimated to-day for the whole year should experience a moderate decline, of about 10% compared to the previous year, after taking into account all exceptional an non recurring revenue and cost items. Such results will not affect the group's dividend distribution capacity, nor its high level of equity, as the Tier One Ratio should stand in line with the previously announced objective of 9%.
According to the financial reporting calendar, Dexia will release its 3rd quarter results on December 5th 2002, following its Board meeting.

Dirk Bruneel, 52, is a graduate in economic science from the University of Ghent. He started his carreer at the economic studies department of ASLK/CGER and was appointed as a member of the Management Board in 1992. At the end of 1993 Dirk Bruneel joined BACOB as a member of the Management Board of this Bank of which he became President in 1995. After the merger of BACOB and Artesia, Dirk Bruneel became Chairman of the Management Committee of Artesia Banking Corporation in oktober 1998. He is a member of Dexia Management Board since August 2001.